EX-28.j.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of the Bridgeway Funds, Inc. and to the use of our report dated August 24, 2012 on the financial statements and financial highlights of Aggressive Investors 1 Fund, Ultra-Small Company Fund, Ultra-Small Company Market Fund, Small-Cap Momentum Fund, Small-Cap Growth Fund, Small-Cap Value Fund, Large-Cap Growth Fund, Blue Chip 35 Index Fund, Managed Volatility Fund, Omni Tax-Managed Small-Cap Value Fund, and Omni Small-Cap Value Fund each a series of shares of Bridgeway Funds, Inc. Such financial statements and financial highlights appear in the 2012 Annual Reports to Shareholders which are incorporated by reference into the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania

October 24, 2012